Exhibit 99.4

2005 Sustainable development review

Global commitment
with local solutions

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RioTinto 2005

Introduction
Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources to meet essential needs. The continued success of our business is underpinned by a strong commitment to all aspects of sustainable development with an integrated approach to economic, social and environmental management and effective corporate governance.
      We believe a sustainable development approach can raise performance standards generally, including improving financial performance and creating additional shareholder value. Respect for the environment together with healthy and constructive relations with communities provides a solid basis for uninterrupted mining and processing operations. This ensures supply to consumers and benefits society while securing rewarding jobs for employees.
      Our economic activity provides society with materials, helps to support community infrastructure, health care and education programmes, and rewards shareholders with a return on their investment. Further, it provides the means to develop innovative approaches to global environmental and social challenges.
      For us, sustainable development is a global commitment that should be applied locally. Varying circumstances such as location, communities, environment, commodities, markets and scale mean that local solutions must be found.

Sustainable development
We contribute to sustainable development in many self evident ways, from providing essential raw materials for everyday life to providing direct and indirect employment. To improve our contribution, we undertake research to understand external expectations of a responsible corporate citizen. We have found the key expectations (which differ only marginally across nationality and other audience differentials) are:

by Rio Tinto alone. We do not always have the appropriate skills nor the remit to manage such matters. By working in partnership with community, environmental and NGO organisations, Rio Tinto can better identify and work to address issues of mutual interest and concern.
      We can jointly address problems and determine solutions acceptable to all parties involved. We can pool the skills and expertise that each of us brings to achieve outcomes that none of us could achieve on our own.
      We therefore seek to partner with capable and respected organisations with whom we share common aims and objectives. We work together at both the strategic policy level and on project development and implementation. Governance is ensured through joint management committees, reporting processes and external reviews.
      For example, at the Simandou iron ore project in Guinea, west Africa, we have established an alliance with USAID and Conservation International to promote economic development while ensuring protection of one of the biologically richest places in the world. Within this area, Rio Tinto is carrying out exploration programmes with a view to defining extractable iron ore resources in the Simandou Range.
      The technical work is complemented by local community development and forest conservation activities in targeted regions. The partners share the common goals of helping local community and regional authorities effectively manage regional biodiversity and natural resources, and fostering sustainable economic development in the area.
      The Rio Tinto global partnership programme currently involves some 20 organisations (see page 34).

The way we work

At Rio Tinto, our contribution to sustainable development, to the economic prosperity and social well being of our host societies, and the stewardship of the environment takes place within a framework of overall corporate governance distilled in our statement of business practice The way we work.
      The board Committee on social and environmental accountability reviews the effectiveness of the policies and procedures in The way we work not covered by other board committees, and in particular, those relating to health, safety, environment and social issues.
      The chief executive is accountable for our financial, social and environmental results. Implementation of The way we work encourages consistency of approach wherever we operate. We implement nine core corporate policies at all Group businesses: on Communities, Employment, Environment, Human rights, Land access, Occupational health, Political involvement, Safety and Sustainable development. The document is published in 21 languages to meet the needs of our host communities and international workforce and is provided to all employees.
      It is designed to ensure that employees reflect in their daily work the high standards and values we share,

•	Safe work practices.
•	Environmental stewardship.
•	Good indigenous and community relationships.
•	Economic and social sustainability.
•	Local and regional economic development.
•	Concern for climate change.

Many of these issues cannot be addressed

key among which are accountability, fairness, integrity and openness. The policy document is the foundation for our implementation of responsible corporate conduct.
     The way we work was first published in 1998. A major revision was completed in 2002, reflecting in part the Mining, Minerals and Sustainable Development (MMSD) report on sustainable development. The revision included wide internal consultation and discussion and external benchmarking and represents shared values from around the Group.
     An online training module has been introduced to familiarise employees with the policies and ensure compliance.

About this Review
This document is a summary of our economic, social and environmental programmes and results in 2005. These are presented in full in our web based Review accessible at www.riotinto.com/se.
     The nine policies in The way we work spell out the way we seek to address issues that are important to us. Taken together, the policies amount to the way we wish to contribute to sustainable development.
     We measure our performance against our policies. To make our reporting more relevant, transparent and accountable, we have structured the contents of this Review to reflect the policies in The way we work and the three pillars of sustainable development – social, environmental and economic. The change has been made to aid transparency and to assist public evaluation of our performance. It reflects not only our own thinking, but has also been guided by external comment and reader feedback regarding previous Reviews.
      This summary document, and the web based Review, report on activities at the Rio Tinto Group level, comprising 28 managed businesses which in total control 55 active mining operations, six smelters/refineries separate from operations, 21 other operations (including rail, port, power generation, plant, mill, loading/packing facilities and land development), eight development projects, six exploration regions and 19 closed operations. Data are also collected from head office and support functions.
     Data are reported for calendar years. Unless otherwise stated, data are for operations managed by Rio Tinto covering the year 2005 and are the total for the parameter at each operation even though equity ownership may be less than 100 per cent.
     The independent consulting firm, Environmental Resources Management (ERM), conducted a joint external assurance and data verification exercise. A statement from ERM, as well as our response to last year’s external assurance and verification recommendations, is provided on pages 39 to 40.
     As a member of the International Council on Mining and Metals (ICMM), Rio Tinto was involved in the work of the ICMM and the Global Reporting Initiative (GRI) to develop a Mining and Metals Sector Supplement to the 2002 Sustainability Reporting Guidelines. ICMM

member companies have committed themselves to move to reporting in accordance with the guidelines.
     Our web based Review provides more information on how our reporting activities incorporate the principles outlined by the GRI, a checklist of information relevant to the GRI elements and indicators can be found on page 37.
     In addition to this Group level Sustainable development review, each of our businesses and the Exploration group produce their own reports for their local communities and other audiences. The 2005 reports will be available from the end of April 2006 on the Rio Tinto website (Library>Reports and publications).
     Feedback on the format or content of our Sustainable development review is useful to us in preparing future Reviews and our social and environment programmes. We welcome comments and input at the addresses on the outside back cover.

Contents
2	Chairman’s message
3	Chief executive’s message
4	What we do
6	Sustainable development
8	Corporate governance
11	Performance against targets
12	Safety
16	Occupational health
18	Employment
20	Community
22	Political involvement
23	Human rights
24	Environment
28	Economic contributions
32	Land access
34	Engagement
36	Sustainable development data
37	GRI checklist
38	Assurance and verification
39	Response to recommendations
40	ERM statement
ibc	Map of operations
bc	Contact details

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Message from the Chairman

We ensure our actions have social, environmental and economic value

I am pleased to introduce our tenth annual review of Rio Tinto’s social and environmental performance. It was renamed last year the Sustainable development review to reflect the importance of integrating economic, social and environmental performance into our management approach to the business.
     This document focuses on our programmes in key areas, provides case studies that illustrate our approach in practice, and reports on our performance during the year against our targets. The printed Review is a summary of our web based Sustainable development review. This is available at www.riotinto.com/se where you can also access the local reports for each of the businesses we manage. As a signatory of the UN Global Compact, we report in our web based Review on the ways in which we conduct our activities and carry out our programmes to support the Compact’s ten principles.
     In 2005 Richard Goodmanson took over as chairman of the board Committee for social and environmental accountability (CSEA). The purpose of the CSEA is to ensure that Rio Tinto develops and implements the policies, standards, systems and procedures required to meet Group social and environmental commitments. It also reviews the compliance of Group businesses with corporate policies set out in The way we work. In this way, effective programmes, people and assurance processes combine to manage risks of potential harm to people and the environment, of financial and legal liability, reputational loss, market protection and access to future resources.
     One of the key issues on our agenda is climate change. We are addressing this by improving our energy efficiency; working with our customers to improve the use of our products; conducting and supporting research and development into relevant new technologies; continuing to participate constructively in international and national policy debates; and ensuring the actions we take have social, environmental and economic value.
     Rio Tinto is also learning with the help of others how best to manage biodiversity in our operations, and taking steps to ensure our products are ethically produced and safe in use. In my role as chairman, I strongly support these programmes which are integral to our future success. While I recognise Rio Tinto is already a leader in the industry, we still have some way to go.

Paul Skinner Chairman

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Message from the Chief executive

Our results in most areas of activity have improved

Rio Tinto recognises that business has a responsibility to society. We seek to meet that responsibility by the way we do business.
     An example of our approach is the development of the QMM ilmenite project in Madagascar, announced in August 2005. It will provide the catalyst for the broader economic development of one of the poorest regions of the world. It gives us the opportunity to demonstrate the contribution that mining can make to sustainable development through the successful integration of financial, environmental and community objectives.
     Our results in most areas of activity have improved compared to 2004, and it is pleasing to note that we appear to be on track to achieve our targets. I am delighted there was a significant improvement in our safety record for the sixth year in a row. However, I am sorry to report that there were two fatalities at managed operations. The circumstances of both have been thoroughly investigated for root causes and steps have been taken around the Group to embed the lessons learned.
     Although our occupational health and environmental stretch targets have been a challenge for many businesses, we are starting to see the benefits in improved performance. These targets have raised the profile of noise reduction, occupational illness, greenhouse gas emissions, energy and freshwater use throughout our businesses. Improving performance in greenhouse gas emissions has been particularly difficult, and has been achieved in an environment of increasing demand for many of our commodities, and a changing product mix.
     In 2005 we largely completed implementation of the environmental standards and for the first time conducted audits against the full suite of HSE standards at selected operations. We commenced implementation of our biodiversity and water strategies, continued working on approaches to product stewardship and acid rock drainage, and commenced reviewing closure plans against the closure standard.
     Improvement of social performance includes development of community consultation and engagement plans, and the creation and support of partnership foundations to advance sustainable livelihoods and health and education services, including among indigenous populations.
     Rio Tinto has reported in accordance with the core Global Reporting Initiative (GRI) indicators and the additional Mining and Metal Sector Supplement indicators for the first time in 2005. The GRI Report (provided in full on the Sustainable development review website www.riotinto.com/se and summarised on page 37 of this Review) has been prepared in accordance with the 2002 GRI guidelines. It represents a balanced and reasonable presentation of our organisation's economic, environmental and social performance.
     As in previous years, we welcome your feedback through the contact details on the back cover.

Leigh Clifford Chief executive

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INPUTS
People
Land
Raw materials/Resources
Energy
Capital
Technology/Equipment
Orebodies
OUR STAKEHOLDERS
Customers
Employees
Suppliers
Joint venture partners
Investors/Insurers
Local Communities
Governments
NGOs/partners
DIMENSIONS
Economic contribution
Environmental protection and development
Social contribution
Governance systems
RIO TINTO PROCESSES
Exploration
Project development and evaluation
Procurement
Mining operations
Processing operations
Technology
Logistics
Marketing and product stewardship
Closure
Return to shareholders
Products
Emissions/Water/Waste
Community programmes
Salaries/Taxes/Expenditures
Land
People development
OUTPUTS
Reputation - Access to resources
OUTCOME

At the core of everything we do is *The way we work*. Its principle is that we aim to leave a positive legacy in all dimensions and process stages, in order to add lasting value.

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Sustainable development
in what we do

Rio Tinto finds, mines and processes the earth's resources to supply world markets with a range of essential minerals and metals that help meet global needs and contribute to sustainable development. The business is organised along product group lines. Each product group has a chief executive who reports to the chief executive of Rio Tinto. The product groups are Aluminium, Copper (includes gold), Diamonds, Energy (coal and uranium), Industrial minerals (borates, titanium dioxide, talc and salt), and Iron ore. The product groups are supported by global Exploration and Technology functions.

Exploration is the process of finding and assessing the development potential of a mineral resource. It involves deciding where to explore, conducting preliminary assessments, drilling holes to reach the rocks beneath, using the drill data to outline the size and shape of the resources, and conducting a preliminary evaluation that takes into account the economic, social and environmental considerations of extracting the mineral at the location.

Project development and evaluation involves initial baseline community and environmental studies, followed by economic evaluation, engineering and construction of mines and plants to sustain and augment Rio Tinto’s portfolio of assets. New projects are identified through exploration, organic growth, or acquisition. Investments typically range from US$500 million to more than US$1 billion.

Procurement is the purchasing of capital goods, fixed plant, mobile equipment and operating supplies for construction, mining and processing activities as well as of services for the businesses to manage assets most productively.

Mining is the process of removing ore from the earth for subsequent extraction of the mineral. This involves the removal of the barren rock surrounding the ore, typically called waste rock. The amount of waste rock extracted and the subsequent size of the excavation relates to the locations of the mineralised ore and the need to provide a stable pit for safety. The mining process includes the placement, reshaping and rehabilitation of waste rock concurrently with operations. Equipment used is typically a combination of loading shovels and haul trucks for hard rock mining and dragline excavators for open cast mining. Mining techniques include:

•	Open pit, a large, often deep surface excavation which is used for the life of the mine. Rio Tinto’s major copper, gold, iron ore, ilmenite, borates, diamonds, talc, uranium and titanium mines are open pit.

•	Open cast, a relatively shallow mine where new ground is progressively opened. This process allows continual backfilling and reclamation of the mined areas during the life of the operation. Several of Rio Tinto’s coal and bauxite operations are examples of open cast mines.

•	Underground excavation when the ore is deep below surface requiring access by shafts or adits. There is significantly less surface area disturbed by underground mines, but technical challenges can be significant.

•	Others include dredging, typically of mineral resources in sand, and evaporation ponds used for concentrating salt from seawater.

Processing of minerals includes milling, smelting and refining. Waste products are responsibly disposed of and recycling or re-use occurs where possible.
Milling is the process of extracting the mineral from the mined ore to produce a concentrate. This involves physical techniques such as crushing and grinding, washing with water, or chemical techniques to help recover the metal or mineral. Coal, bauxite, talc and iron ore may require little milling or only relatively simple washing processes. Gold, copper and zinc require more complex methods of extraction.
Smelting is the process of extracting metal from the concentrate. This involves roasting and the use of furnaces to turn the solid ore or concentrate into molten liquid to extract the metal. This process is used for copper, gold, iron, aluminium and titanium production at Rio Tinto. Refining includes all activities associated with refining metal or minerals to a purer form. An example is electrolytic refining.

The refining process is used to produce alumina, copper and boric oxide at Rio Tinto.

Closure planning starts before mining commences and is reviewed and improved throughout the mining process. Once mining has ceased, the remaining disturbed land is landscaped and rehabilitated for alternative land uses. Through consultation and planning with local communities throughout the life of the mine Rio Tinto aims to secure sustainable livelihoods for community members after closure.

Technology and research support mining and processing operations. Rio Tinto’s Technology group works with each of the six product groups to ensure technical optimisation, transfer of best practice, and the development and implementation of strategies that drive and sustain performance improvements.

Logistics includes transport to customers depending on the product and its location. Bulk products such as coal, iron ore and bauxite are transported to customers by rail, ships and sometimes by barge. Products that are used in smaller quantities such as talc are distributed to customers mainly by road and rail. Precious products like gold and diamonds are high value, low volume, and can be transported by air.

Marketing is a core business process by which Rio Tinto increases value for both its customers and the Group. This involves gaining a thorough insight into customer needs; providing technical support and research to match product quality with customer requirements; applying innovation to develop new applications for mineral products; and supplying reliable on time raw material deliveries with agreed mineral quality.

An interactive CD ROM “Introduction to mining” explaining and graphically illustrating these activities is available on request using the contact details on the outside back cover.

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RioTinto and sustainable

Rio Tinto has made a strategic commitment to sustainable development, in the belief that acting responsibly will result in long term business benefits such as lowering risks, reducing costs, creating options, and leveraging reputation.
     It is corporate policy that Group businesses, projects, operations and products should contribute constructively to the global transition to sustainable development.
     In implementing the policy, our approach is to develop common tools through a sustainable development leadership panel and to encourage different parts of the Group to apply these tools and the concept of sustainable development within their specific social, environmental, economic and governance circumstances, and to implement the policy in a manner that is consistent with local priorities in the local context.
     This approach has the advantage of giving local meaning to the Group’s global sustainable development efforts and accordingly is more likely to lead to locally relevant and successful outcomes at the business unit level.

How we contribute
Businesses large and small operate within a framework of public policy established by society. The more robust and reliable that framework, the better that business is able to make its contribution to wealth creation and to sustainable development.
     Metals and minerals are the most durable and essential of resources. Producing them makes a vital contribution towards meeting needs today and tomorrow in ways that are socially and environmentally responsible. To play its part, industry requires concerted collaborative effort from governments, inter-governmental agencies and civil society.

What is the nature of Rio Tinto’s contribution?
First, meeting present needs. Our operations seek to contribute by:

•	Providing products, or their raw materials, to meet human needs.
•	Creating wealth from minerals – communities and governments must convert this to economic growth and social uplift, and facilitate its distribution.
•	Creating sustainable livelihoods, directly and indirectly, through employment and the provision of infrastructure and community development programmes.
•	Ensuring that the health and safety of our employees and host communities is not compromised through our activities.
•	Protecting human rights.
•	Minimising the ‘environmental footprint’ along the entire value chain.
•	Adding to the knowledge and skills

base of our host communities.
•	Being transparent in the way we conduct our affairs and engaging with our communties and stakeholders to understand and address their concerns.

Second, preserving the ability of future generations to meet their needs. Our operations can contribute by:

•	Optimising use of resources, including ore, water and energy.
•	Discovering new mineral resources.
•	Adopting a responsible materials management approach, including avoiding waste and finding ways to contribute to recycling.
•	Contributing skills and knowledge to our host communities for posterity.
•	Working with others to build institutional capacity and skills in our host communities.
•	Developing new technologies and applications.
•	Closing operations at the end of their economic life in a way that minimises social and environmental impacts and preserves future options.

The challenge for management is to work with other parties in making judgements about the appropriate balance between competing interests to arrive at accepted tradeoffs. By addressing these challenges, Rio Tinto can make an

SNAPSHOT
Finding the best rail route
Pilbara Iron, a division of Rio Tinto Iron Ore, has employed a sustainable development decision making methodology to choose a rail route for a new iron ore project being planned in Western Australia.
     Rio Tinto reached agreement in 2005 with Hancock Prospecting Pty Ltd to purchase a 50 per cent interest in the Hope Downs iron ore assets. The project development is being managed by Rio Tinto Iron Ore Expansion projects and is currently in the approvals process.
One of the key project decisions, comprising a number of economic, social and environmental aspects, was to determine which rail route is the best option to transport ore from the mine to Rio Tinto Iron Ore’s existing rail network.	The project team chose to utilise the sustainable development decision making methodology as a tool to assess the identified options and to deliver a recommended decision to the business.
     The methodology considered the economic, environmental and social aspects of a decision much earlier than the previous decision making process which was based on economic criteria and considered social and environmental aspects as risks.
The sustainable development approach allowed complex decisions to be described more broadly and led to easier and more transparent decision making, shown to provide better project outcomes. The methodology also allowed for development of solutions with the help of key stakeholders.
     A broad range of project specific sustainable development factors were developed that considered the expectations of key stakeholders and Rio Tinto’s sustainable development decision making criteria so that each option could be assessed. The criteria were developed by Rio Tinto’s sustainable development leadership panel and published in 2005.
     Factors considered in choosing the best option for the rail route included for example consideration of the proximity and suitabaility of borrow material for embankment construction, changes in flood characteristics of the area,

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development

important contribution to the economic prosperity and social well being of our host societies and the stewardship of our environment. We thereby add practical meaning to the concept of sustainable development.

Progress in 2005
All Rio Tinto managed businesses have developed, or are in the process of developing, locally relevant sustainable development metrics. The intent is that these are derived in recognising local circumstances and sustainable development priorities, through consultation with local stakeholders.
     Progress against these metrics is beginning to be integrated into existing internal business reporting systems and communicated to external audiences annually through local Social and environment reports.
     The Sustainable Development Leadership Panel (SDLP) of senior executives was formed in 2004 to set the direction, priorities and strategy for Rio Tinto’s contribution to sustainable development. After wide internal and external consultation, in 2005 the panel developed a set of decision making criteria to help Rio Tinto businesses and departments incorporate sustainable development considerations into their formal and informal management systems.

(See Hope Downs project below.) At the corporate level the criteria were included in project evaluation guidelines.
     The purpose is to ensure that formal and informal decisions are effective in balancing economic, social and environmental aspects, that they consider the effects of actions on future generations, and that they make a positive contribution towards society's transition to sustainable development.

In 2005 the SDLP moved the following projects forward:

•	Finalised an online training and awareness programme for sustainable development which will be distributed to all businesses in 2006. The programme comprises a basic introduction for all employees and a more detailed programme for managers. The latter is a customised version of the e-learning tool CHRONOS, developed by the World Business Council for Sustainable Development and Cambridge University, UK.

•	Conducted benchmark studies against other industry sectors to improve our contribution to sustainable development. Benchmark companies included Lafarge, Cooperative Financial Services and Bechtel.

•	Drafted a sustainable development integration strategy for 2006-2010 which incorporates the next steps in Rio Tinto’s sustainable development journey. The strategy is being published in February 2006 for an immediate start on implementation.

maintenance of views from the Great Northern Highway, project economics of the options being considered, concern over construction dust and retention of Mulga trees.
It was found that the methodology aids in the decision making process once clear options have been selected. A number of internal group sessions were conducted to clearly define three options for the rail route analysis. Having defined the options, it was a relatively easy process of using the sustainable development methodology to select the option contributing most to the company’s sustainable development objectives.

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A mine operator waits for the water tank to fill in her water cart. Roads are sprayed with water to minimise dust and increase visibility at Comalco’s Andoom mine in Queensland, Australia.

Chief executive Leigh Clifford and Sam Walsh, chief executive of Rio Tinto Iron Ore, survey the Dampier Port expansion in Western Australia from the new ship loader.

Field assistants examine a magnetometer on one of Kennecott Exploration’s projects. Magnetometers locate possible mineral deposits by measuring variations in the earth’s magnetic field.

Corporate governance

Openness and accountability
Rio Tinto conducts the Group’s business in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities, regulators, governments and customers as well as others affected by the Group’s activities.
      We are committed to high standards of corporate governance, accountability and responsibility. Our commitment, both in principle and practice, is to maximum transparency consistent with good governance and commercial confidentiality.
     The overall objectives of the Committee on social and environmental accountability are to promote the development of high quality business practices throughout the Group, particularly in the areas of health, safety, environment and community relations, and to develop the necessary clear accountability for implementation.

Rio Tinto disseminates understandable information in a timely way on the Group’s operational performance and financial condition. We verify its accuracy, internally and, as appropriate, independently. We avoid selective disclosure.
     Since 2001, external consultants have conducted independent external assurance of the content of our annual Sustainable development review, including a review of our data collection and verification processes. Our public report is assessed in terms of its relevance, completeness and accuracy, as well as Rio Tinto’s responsiveness in dealing with issues during the year.
     We give required information to relevant agencies in the jurisdictions where Group businesses operate and widely disseminate it where Rio Tinto shares are traded, through the media as well as directly, including on our website. We voluntarily give detailed social and environmental performance data in annual reviews. These cover the Group and each Group business, extending further the quality and quantity of publicly available data.
     Published material can be accessed through our website www.riotinto.com which is linked to other websites maintained by Group businesses, offering easy access to a wealth of additional, detailed information on local operations. Significant events, including financial results presentations and seminars on strategy and corporate social responsibility, are also available on the website, as they happen and in archived form.
     Rio Tinto seeks and welcomes constructive criticism. We use face to face and written communication and formal grievance procedures within our workplaces. We also have an additional independent and confidential means of communication and feedback for ideas or concerns about any aspect of Rio Tinto or

A scientist at Rio Tinto’s laboratories in Cleveden, UK.

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Corporate governance continued

A geologist assesses rock core samples at QIT in Canada. Rock sampling is a vital process in forecasting the feasibility and sustainability of current and potential mining areas.

Rio Tinto seeks and welcomes constructive criticism. Good communication is integral to the way we work.

Exploration field technicians attach a drill head in preparation for core sampling in Mozambique.

about the behaviour of individuals, without fear of recrimination, through the Group’s Speak-OUT whistle blower system.
     Substance rather than form is a fundamental principle of Rio Tinto’s reporting. Our internal control system reviews financial, operational and compliance controls as well as risk management procedures. This is consistent with a responsible assessment and mitigation of risks to provide reasonable assurance against material misstatement or loss.
     Each year, the leaders of Group businesses complete a detailed questionnaire to confirm the extent to which Rio Tinto’s internal controls are operating effectively throughout the Group. We use the most appropriate accounting and reporting policies, consistently applied and supported by reasonable and prudent judgements. We prepare financial statements in accordance with generally accepted accounting principles.
     Rio Tinto requires directors, senior management, financial managers and other staff who exercise judgement in preparing financial statements to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession or business.
     Any employee who becomes aware of or suspects any violation of our obligations should, and is encouraged to, report the facts or their suspicions to senior management or to Rio Tinto’s Audit committee, as appropriate, directly or through our Speak-Out programme.
     We have introduced a compliance programme that all Group businesses are required to put in place. This is based on a continuously developing system of training, monitoring and procedural checks and balances. A Compliance guidance was issued in October 2003 to ensure that best practice compliance programmes are maintained by Group companies in an effective, open and transparent way.
     Each of Rio Tinto’s businesses publish a Social and environment report or Sustainable development report and include specific performance targets. Local reports identify and discuss issues associated with their business, provide results against commitments made in previous reports, include targets in social and environmental areas, describe community development and consultation programmes and indicate proposed activities for future years.
     The reports are being developed further to include forms of assurance through community consultation. The quality and content of these reports will continue to evolve as the businesses develop more extensive dialogue appropriate to the communities in which they operate.

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Performance against targets

2005 performance against health, safety and environment targets

Target	Target results	Comment	Trend since 2001

Safety targets
Zero fatalities		Two fatalities in 2005, compared to one in 2004

A 50% reduction in lost time injury frequency rate (LTIFR) between 2003 and 2008		A 14% improvement in LTIFR compared to 2004

A 50% reduction in all injury frequency rate (AIFR) between 2003 and 2008		A 11% improvement in AIFR compared to 2004 This is behind the targeted trajectory

Health targets
Implementation of occupational health standards		76% of our employees work at operations that have implemented our occupational health standards. A further 22% of employees work at operations which have implemented those standards that address their highest risks, and are a significant way along the path towards full implementation

A 40% reduction in the rate of new cases of occupational illness (per 10,000 employees) between 2003 and 2008		A 49% reduction in the rate of new cases of occupational illness from 2003[1]

Noise exposure:[2]
• A 20% reduction in number of employees (per 10,000 employees) exposed to a noise environment of more than 85 decibels between 2004 and 2008		We are still in the process of establishing the baseline through improved reporting. The reported number of employees exposed to a noise environment greater than 85 decibels increased by 2.7%	—

• No employee exposed to noise at the ear of more than 82 decibels (averaged over eight hours), using hearing protection		Less than 0.1 per cent of our employees are exposed to greater than 82 decibels. We will continue to assess new technological solutions		3

Environment targets
A 10% reduction in freshwater withdrawn per tonne of product between 2003 and 2008		The freshwater withdrawn efficiency has improved by 12.5% since 2003		3

A 5% reduction in energy used, per tonne of product, between 2003 and 2008		Energy efficiency has improved by 2.7% since 2003

A 4% reduction in total greenhouse gas emissions per tonne of product between 2003 and 2008		Greenhouse gas efficiency has improved by 0.9% since 2003. The target trajectory was for a 2% improvement by 2005

Zero significant spills		There were two significant spills in 2005, compared to four spills in 2004

Implementation of the environment standards by end of June 2005		90% of our operating businesses have fully implemented the environment standards

Target met or significant progress against target	[1]	Approximately 40 per cent of this reduction is due to the 2004 divestment of Rio Tinto Zimbabwe.

Considerable improvement	[2]	Rio Tinto does not want its employees working in an environment where the noise level is above 85 decibels (a pneumatic drill creates 100 decibels). In addition, the Group strives through the use of hearing protection to limit noise levels at the ear to 82 decibels.

Target not met or behind Group trajectory	[3]	Trend since 2003.

Positive trend

Results variable over time

— Baseline not established

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Context
Our activities involve working on the surface and underground with large equipment, explosives, and chemicals and at high and low temperatures. We also face industrial hazards such as working at heights, with moving parts and driving vehicles.

Policy and programmes
Safety is a core value and a major priority. We believe that all injuries are preventable and our goal is zero injuries. We do not accept that injuries are inevitable.
     To reach our safety goal, the Rio Tinto Safety Strategy spells out the Group vision and principles, and provides the key elements of our long term approach to safety. Our focus is on visible leadership, setting demanding but achievable targets, identifying and managing risk, achieving full compliance with the Rio Tinto Safety Standards, auditing performance against these standards, rigorous root cause analysis of incidents and near misses, and the sharing of learnings and leading practices through the Group.
     As we continue to build a supportive safety culture we are providing ongoing coaching and mentoring to our leaders, we are enhancing the skills and knowledge of our employees in areas such as behavioural safety, we engage all employees in quality safety interactions and encourage a high degree of participation by everyone in the workplace.
     Rio Tinto’s programme of interactive behavioural audits or safety interactions is based on DuPont’s Safety Management Audit Training (SMAT) programme. The process involves managers, supervisors and superintendents being present in the workplace and actively discussing safety with employees. Managers interact with employees after observing them at work. They recognise and discuss the safe and less safe behaviours observed, along with any other safety issues before affirming with the employee what needs to be done to ensure continuing safety for the individual and the group. This enables supervisors and managers to observe the performance of normal work activities, reinforce safe work practices, and correct

A lanceman blows oxygen into a ladle to remove any waste from the molten iron, as part of the ‘pig casting’ process at QIT’s metallurgical complex in Canada.

unsafe acts and conditions. These safety interactions are used throughout Rio Tinto and are contributing to the improvements in the Group’s safety record.
     For the employee, safety interaction helps reduce injuries and improves morale; for the employer, it boosts safe performance and overall productivity, and often reduces costs. Rio Tinto intends to improve the quality of the safety interaction process through further training as part of meeting the goal of zero injuries.
     An important part of risk management requires a well developed understanding of the hazards faced, using a well structured and systematic process. The hazard assessments undertaken at Rio Tinto operations typically fall into the following groups: individual hazard assessments conducted at the start of each task or activity, small team risk assessments generally conducted by two or three people on the job, or formal semi-quantitative risk assessments undertaken by a team of appropriately skilled people.
     Incident investigations are also an important element of our safety system. We place an uncompromising emphasis on incident investigation, follow up and the prevention of repeat incidents. Failures of people, equipment, the work environment and leadership cause the majority of incidents. Effective incident investigations determine how and why failures in the management system may have occurred. This can help prevent future incidents. To ensure a consistent approach to the investigation of significant incidents around the Group we have chosen the TapRooT® methodology, which aids in the identification of an incident’s root cause.

Results
Overall, the Group continues to improve its safety performance, as measured by injury statistics and improving implementation of the safety standards. This indicates that the effective implementation of the safety standards and the consistent emphasis by leadership on individual behaviour and accountability are having a positive effect.
    There were two fatalities at managed operations in 2005, compared to one in

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Safety continued

2004. Our lost time injury frequency rate per 200,000 hours worked (LTIFR) improved by 14 per cent to 0.56 (compared to 0.65 in 2004) and puts the businesses on trajectory to reach our targeted 50 per cent reduction in LTIFR between 2003 and 2008. The LTIFR has reduced by 51 percent since 2001. The all injury frequency rate (AIFR) decreased by 11 per cent to 1.35 in 2005 (compared to 1.51 in 2004). All injuries have decreased by 59 per cent since 2001. All safety results include both employees and contractors.
     During the year the following sites were recognised for their leading safety performance and were recipients of the Chief executive Safety Award.

•	Rio Tinto Exploration – Australasia Region (Australia, India, Indonesia).
•	Kennecott Energy – Spring Creek mine.
•	Rio Tinto Brasil – Corumbá mine.
•	Pilbara Rail.

In addition, Kennecott Utah Copper’s Bingham Canyon mine won the most improved site award. This recognises a site that has consistently and significantly reduced both the lost time injury frequency rate and the all injury frequency rate and achieved an outstanding shift in safety culture.
     These sites were recognised as having a fully functioning and world class safety culture in place. This included strong systems, outstanding leadership that exhibited genuine concern for the well being of the workforce, and managers, supervisors and employees who show real care for one another, and who seek and value the ideas of others. Employees understand that every job is to be done safely or not be done at all until an alternative safe method is found. They were fully involved with the safety programme and in some cases play leading roles.
     Fines for infringement of safety regulations in 2005 involved 11 operations and totalled US$87,900 (2004: US$19,200 at eight operations). This includes a fine of US$62,942 for an incident at Energy Resources of Australia’s Ranger operation in 2004, resulting in a significant injury requiring hospitalisation.

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SNAPSHOT
Improving vehicle and driving safety
The greatest risks to employees are associated with vehicles and driving. The use of light vehicles on public roads and interaction between light vehicles and heavy mobile equipment at mine sites are the main culprits.
     A Group wide initiative has been started to encourage and maintain a greater level of safety awareness around vehicles and driving.
     The necessity is borne out by the fact that in the last five years half of fatalities at Rio Tinto’s managed operations have been linked to vehicles and driving. An analysis of root causes showed that behaviours, distractions and breaches of procedure accounted for 71 per cent of incidents while mechanical failure accounted for only 15 per cent.
     The investigation into causes led to amendments to Rio Tinto’s Vehicles and driving standard and to improvement of the Light vehicle guideline, against which Rio Tinto managed businesses and operations are being audited. In 2005 a guidance document on vehicles and driving was issued to offer additional information on some specific areas and to highlight leading practices.
Although the information and suggestions offered in the guidance document are not mandatory, personnel at the businesses and operations are finding it of assistance in the development of action plans to address requirements contained in the Standard and the Light vehicle guideline.
     For example, the Standard requires a comprehensive risk assessment identifying conditional and behavioural factors that affect vehicle and driving safety: fleet management, rollover prevention and protection, proximity devices, and vehicle monitoring systems. Some behavioural factors are addressed, such as journey management and training.
     Examples of items in the Light vehicle guideline that are discussed include: journey management plans, control measures to prevent unauthorised vehicles and pedestrians from entering areas containing heavy mobile equipment, and performance measurements to monitor improvement in the area of vehicles and driving.
     Annual defensive driving programmes are being conducted across the Group. Checklists are being used to focus drivers’ attention on vehicle condition, traffic, road works, driving conditions and their state of mind. Computer based mining equipment simulators are in use at many operations. Operator simulator training at Kennecott Utah Copper’s Bingham Canyon mine in the US has resulted in a sharp reduction in incidents, and Argyle Diamonds, Hamersley Iron, Robe River and Coal & Allied do not hire operators until they have been assessed in a simulator.

All injury frequency rate (AIFR) (per 200,000 hours)	Lost time injury frequency rate (LTIFR) (per 200,000 hours)

By controlled drilling and blasting techniques, trapped orebody can be freed up from behind oversized rocks. Here the mobile drill rig prepares for drilling on the extraction access road at Northparkes Mines in Australia.

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Improving occupational

Context
Finding, mining and processing mineral resources involve work that may affect human health. This may include dusty or noisy workplaces, exposure to chemicals or radiation, heavy lifting and repetitive tasks.

Policy and programmes
We strive to protect our physical health and well being in the workplace. Our goal is to eliminate occupational illness by implementing effective practices to manage exposures in the workplace. People vary greatly in their sensitivity to workplace conditions; some may develop an illness at very low exposures, most only after high exposures.
     Protection against new cases of occupational illness therefore requires both understanding and control of workplace exposures and detection of the more sensitive worker, often by periodic health monitoring. We developed and commenced implementation of a set of occupational health standards at the end of 2002. These require risk assessment, workplace monitoring and occupational medical surveillance.
     Since 2003 there have been improvements in both monitoring and reporting, but this is variable across the Group. Enhancements in the quality of monitoring will continue through 2006.
     Every business and site must have a health policy and strategy which addresses key health issues relevant to the facility’s products and services, a guide to setting objectives and targets, and a means of making them readily available to, and understood by, employees, contractors and the local community.
     The objectives are to help businesses achieve the goal of zero occupational illness by ensuring clear standards, consistent implementation, better transfer of best practice, improvement through Group wide reporting and tracking of remedial actions, as well as enabling standards to be reviewed and improved.
     The Rio Tinto Occupational Health Standards provide an appropriate framework for risk assessment and risk management, the improvement in workplace monitoring and better management information on health issues. To support the standards, a comprehensive set of guidance documents were developed and placed on our internal website.
     Technology is reducing the physical demands on workers and, as for the rest of society, maintaining fitness over a working lifetime is an increasing issue. Scientific research has shown the financial benefits to companies of comprehensive wellness programmes. Most of our sites already have regular medical examinations for the workforce at which general health issues such as weight, blood pressure control and regular exercise are discussed. We are benchmarking our performance in this area against a range of other leading companies and are building the business case for active wellness programmes.
     Rio Tinto developed a global HIV/AIDS strategy in 2003 in response to the social and economic issues raised by this epidemic. The strategy has initially been implemented in the southern African business units and will continue to be reviewed to ensure consistency with changing understandings of HIV/AIDS and its treatment and prevention. We have been a member of the Global Business Council on HIV/AIDS since 2002. Our HIV/AIDS position is based on the International Labour Organisation (ILO) Code of Good Practice.
     The Rio Tinto HIV/AIDS strategy is founded on four key elements:

•	Prevention, awareness and education.
•	Voluntary counselling and testing (VCT).
•	Wellness and treatment programmes.
•	Monitoring and evaluation of service provision.

Results
Seventy six per cent of our employees work at operations that have fully implemented the occupational health standards. Of the remaining 11 businesses, ten have prioritised implementation on the basis of significant risk. Full implementation should be completed in 2006. These standards, combined with the occupational health targets, have been effective in driving down the new cases of occupational illness and improving our control of workers’ exposure to noise.
     In 2005 there were 54 new cases of occupational illness per 10,000 employees, a 26 per cent improvement compared with 73 in 2004. The main types of new illnesses include noise induced hearing loss and musculo-skeletal conditions. A target was set in 2003 to reduce the rate of new cases

SNAPSHOT
Minimising the risk of heat stress
In northern Australia, at operations such as Argyle Diamonds, Comalco Weipa, Robe River, Dampier Salt and Pilbara Iron, very high ambient summer temperatures can make heat stress an occupational hazard.
     Heat stress initially causes discomfort and reduced productivity, and can lead to more serious health effects such as accidents, illness, and even death. Prolonged exposure to high temperatures alone can lead to excessive fluid loss, heat exhaustion, or heat stroke.
     Various tools or indices of thermal stress are used to assess the potential for adverse effects of heat. The most widely used index, the wet bulb globe temperature (WBGT), was developed for more temperate climes and is inappropriate for people acclimatised to Australian conditions. The challenge was to develop a practical scale that was protective of employees’ health.
A new heat stress index, thermal work limit (TWL), which generates a single figure specifying a maximum work limit, based on extensive physiological monitoring for underground mining exposures, was developed by Australian
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health

of occupational illness by 40 per cent by 2008. Currently the Group has achieved a 49 per cent reduction in new cases of occupational illness. Approximately 40 per cent of this reduction has been due to the divestment of Rio Tinto Zimbabwe.
     In 2004 Rio Tinto set two noise targets to focus attention on reducing noise induced hearing loss across the Group. One target required appropriate hearing protection to reduce employee noise exposure to less than 82 decibels over an eight hour shift, over an eight hour shift. This target has now been met, with less than one tenth of one per cent of employees being exposed to noise greater than 82 decibels, primarily due to the activity of arc air gouging, a process involving the cutting of hard metal. The business is investigating alternative means of conducting this task as well as assessing advances in hearing protection technology.
     The second noise related target is focused on reducing the noise sources, through engineering advancements. The target is for a 20 per cent reduction in the number of employees exposed to greater than 85 decibels, without the use of hearing protection. We have found that the monitoring and reporting of noise environments has been variable across the Group and as a result, in 2005 the exposure levels being reported have increased. Enhancements in the quality of monitoring will continue through 2006. Abatement measures will be investigated further and implemented in 2006.
     Rio Tinto’s southern African operations completed implementation of the Group HIV/AIDS strategy in 2005, which provides access to antiretroviral therapy which is affordable for employees and a nominated partner.
     Fines for infringement of occupational health regulations in 2005 involved two operations, totalling US$58,100 (2004: US$257,000 from four operations) ..
     This includes a fine of US$57,204 for an incident at Energy Resources of Australia’s Ranger operation in 2004 relating to drinking water contamination.

Main types of new cases of occupational illness (per 10,000 employees)

researchers. Further validation of the TWL was required for use in the outdoor environment where radiant heat is a significant contributor to environmental heat stress. Rio Tinto sponsored further research with one of the co-developers of the index, the School of Public Health of Curtin University, Western Australia.
The first part of the project consisted of using TWL to conduct a thermal risk assessment of the working environment at a variety of above ground sites operated by Rio Tinto at Dampier and West Angelas during the summer months of 2005.	The second part of the study evaluated the thermal strain experienced by workers in these environments.
Habitual fluid intakes were quantified and hydration levels monitored for groups of workers at a number of sites. For a smaller group at one site sweat loss was measured and physiological strain monitored by continuous recording of heart rates during work. The third part of the study investigated the effect on fluid consumption habits, hydration status, and perceived wellbeing of replacing the usual beverage with a fluid and electrolyte	replacement product developed specifically for industrial use.
The project demonstrated that the WBGT index is excessively conservative in an above ground environment where the convective and evaporative effect of air movement contributes significantly to cooling. The research validated the TWL and its associated protocols developed for surface operations. It provides managers with a workable strategy for minimising the risk to workers posed by environmental heat stress.

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Future focused employment

SNAPSHOT

Business schools help develop leaders

Rio Tinto teamed up with leading business schools on three continents to design and present management development programmes for the Group’s current and future leaders.
The Senior Leadership Programme (SLP) was developed by the London Business School to provide managing directors and functional leaders of Rio Tinto Group companies with an opportunity to update their strategic leadership skills and debate issues of public interest that affect Rio Tinto.	The SLP forms part of a cascaded system of management training that includes the Business Leadership Development Programme (BLDP), mainly for general managers and managers, and the Operational Leaders Development Programme (OLDP), mainly for managers and superintendents. Duke University in the US and the Australian Graduate School of Management helped develop these programmes.
In 2005, members of Rio Tinto’s	executive committee went back to class at the London Business School to discuss the leadership progammes with professors Jules Goddard and Julian Birkinshaw, who lead the programme. This identified questions and challenges that are being addressed by the executive committee. “We must show how all our initiatives fit together – particularly to managers and superintendents,” said Leigh Clifford, Rio Tinto’s chief executive.
One of the most valuable features of

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Context
Whatever their personal beliefs, employees want to work for a company that respects their opinions and observes their values.

Policy and programmes
We require safe and effective working relationships at all levels around the Group. Whilst respecting different cultures, traditions and employment practices, we share common goals, and are committed to good corporate values and ethical behaviour.
     Rio Tinto recognises that business performance is closely linked to effective people and leadership development.
     In 2005, Rio Tinto employed 32,000 people (2004: 32,000), mainly concentrated in Australia and North America. Wages and salaries in 2005 excluding Rio Tinto’s proportionate share of joint ventures and associates totalled US$2.1 billion (2004: US$1.8 billion).
      In world class mines such as those of Rio Tinto, the mining workforce is increasingly skilled. No longer labour intensive, average salaries reflect the high level of technical and technological skills required and are usually well above other sectors.
     Managing the human resource base of Rio Tinto is about improving organisational effectiveness and meeting the business needs of the Group. Human resources management seeks to create an alignment of values between the Group and its employees. To safeguard our future, we aim to ensure there is a steady flow of high potential people – tomorrow’s leaders – in the pipeline of succession.

     Rio Tinto recognises that competition for skilled labour within some ares of the business is high. There has been an increased focus on developing workforce plans to identify skill needs and the dynamics of labour supply and demand. Businesses are also seeking to actively increase indigenous employment through training and development programmes.
     Rio Tinto sets out to enable all its employees to develop their careers and optimise their potential. Our businesses have in place well designed systems for setting challenging work, reviewing performance and providing a range of development opportunities. These may include short term assignments to different businesses in the Group as well as the opportunity to work on cross functional and cross commodity teams.
     To optimise business performance we mobilise the whole workforce in pursuit of the same goals. This is achieved by involving employees in the business; giving them explicit business information; seeking their views on the best way to achieve work outcomes, and actively collaborating on the achievement of change.
      Management systems cover consultation and dialogue, commitment to equal opportunity and diversity, Aboriginal employment, minimum standards regarding labour rights, and conflict procedures. Further human resources programmes include leadership development, systems to shape ethical behaviour, and cultural awareness training.

Mine planning engineers review how they could improve operations at the Hail Creek coal mine in Queensland, Australia.

the leadership programmes to emerge is the networking opportunity it gives Rio Tinto people to work together across business unit and product group lines. It helps leaders from different parts of the world to develop a common approach to problem solving and deliver consistent messages about Rio Tinto performance, direction and issues.

We work together within and across businesses, cultures and countries to raise performance.

Right, Rio Tinto scientist at the Bundoora complex in Australia.

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Community partnerships

Context
Our businesses have social, environmental and economic effects on the regions and communities in which they operate. To ensure we contribute to sustainable development we need to build an understanding of the implications, benefits and opportunities that our activities exert on local communities and the overall economy.

Policy and programmes
We set out to build enduring relationships with our neighbours that are characterised by mutual respect, active partnership, and long term commitment.

Community relations are about working closely with those who are directly affected by, and in turn can directly affect our businesses. The aim is to arrive at an understanding of what we can do for mutual benefit and then to secure those benefits through agreed objectives.
     Rio Tinto businesses implement the communities policy through rolling five year community plans which are updated annually. The plans apply throughout the life cycle of the Group’s activities from exploration to mine closure. Systematic attention to baseline studies, two way community and local stakeholder consultation and delivery of socio-economic programmes has improved the strength and quality of the programmes, and hence the benefits provided.
     A Communities standard has been developed which sets out the requirements businesses need to consider in the design and implementation of an effective community relations programme, which is being actively implemented across the Group. It describes requirements in the areas of five year communities plans, baseline communities assessments, consultation, and community assistance.

SNAPSHOT
Argyle celebrates land use agreement

Indigenous and non indigenous Australians gathered at the Argyle diamond mine in Western Australia in June to celebrate registration of the Argyle Participation Agreement (APA) as a Government recognised Indigenous Land Use Agreement.
The agreement between traditional land owners, Argyle Diamonds and the Kimberley Land Council, was three years	in the making. It formally sets out a shared vision for regional development in the area of the mine and supersedes Argyle’s 20 year old Good Neighbour Agreement. The celebratory event was co-hosted by Argyle Diamonds and the traditional owners of the mining lease area.
The event was attended by the Governor General of Australia, Major General	Michael Jeffery, and the Premier of Western Australia, Geoff Gallop. As politicians, business people and indigenous leaders arrived at Argyle, they were personally greeted by the traditional owners as guests to their region.
Besides outlining a view of the future, the APA expresses a mutual recognition of rights, including traditional owner

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Additional requirements cover monitoring and reporting, and community relations management. Rio Tinto is developing guidance notes on each of these topics to assist business in meeting the requirements set out in the Standard.
     Also, a new internal assurance mechanism was launched to assess the health of relationships with communities. Site Managed Assessments (SMA) have been designed primarily to ensure businesses are implementing the Communities policy and Communities standard. Verifying actual performance against claimed achievement is important in securing and maintaining community support and confidence.
     Based on a three year cycle, or triggered by an identified need, the SMA assesses a business’ engagement and commitments with their affected communities. It should identify for management any actual and potential problems, and also areas for improvement. Rio Tinto believes this is best managed by businesses themselves. Rio Tinto will ensure that the process is transparent, credible and verifiable. A number of pilot

SMAs were run in 2005.
     Rio Tinto provides figures on its community contributions according to the LBG (formerly the London Benchmarking Group) framework. Total contributions to communities in 2005 were US$93.4 million, a six per cent increase from 2004. Of this total, US$37.3 million was community investment, and US$28.9 million in direct community payments made under legally binding agreements aimed at supporting community programmes over the long term, either directly or in partnership with other organisations.

ceremonial responsibilities associated with the mine lease area. The terms emphasise economic participation and regional development. As evidence of its intentions, Argyle was able to point to a substantial increase in the number of Aboriginal employees to 20 per cent of the workforce that occurred during the three year negotiation period.	Benefits to traditional owners, to be governed through community controlled trust structures, provide for present day and post mining programmes in health, education and culture. There are eight management plans for active traditional owner participation in non operational activities. These include heritage protection, training and employment,	cross cultural training for mine employees and contractors, access to non operational areas of the mine lease, participation in closure and decommissioning options, and a once a year land management inspection by traditional owners.

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Political involvement

Context

Mining is one of the most regulated industries which means companies are in continuous contact and dialogue with governments and public authorities at the national, provincial and municipal levels.

Policy and programmes
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
     We represent our views to governments, inter-governmental organisations like the United Nations, and others on matters affecting our business interests and those of shareholders, employees and others involved in our activities.
     In the US, employees exercise their democratic right to make voluntary political donations through political action committees (PACs) which are registered in the company name. The companies do not match PAC funding nor make PAC contributions themselves.
By fostering public dialogue, we contribute to the development of sound legislation and regulation that is relevant and appropriate to our business interests. This means contributing to government enquiries, requests for information and regulatory drafts, engaging on issues, undertaking research on the implications of our activities and products, together with ongoing programme development to meet likely future requirements.

We are a member of industry associations and representative bodies that include:

The National Mining Association (NMA)
The voice of the American mining industry in Washington, D.C., represents the interests of mining to Congress, the Administration, federal agencies, the judiciary and the media.

International Chamber of Commerce (ICC)
The ICC is the voice of world business championing the global economy as a force for economic growth, job creation and prosperity.

International Council on Mining and Metals (ICMM)
ICMM provides the mining, metals and minerals industry with leadership on sustainable development.

Minerals Council of Australia (MCA)
The MCA is the principal industry organisation representing Australian exploration, mining and minerals processing industry in its contribution to sustainable development.

World Business Council for
Sustainable Development (WBCSD)
The WBCSD is a coalition of 170 international companies united by a shared commitment to sustainable development through economic growth, ecological balance and social progress.

World Economic Forum (WEF)
The WEF is a global community of business, political, intellectual and other leaders of society committed to improving the state of the world.

Other relationships and issues
We have relationships with the Deakin University Corporate Citizenship Unit in Australia, the International Business Leaders Forum in the UK, Transparency International and the United Nations Global Compact.
     Major issues in the public policy debate with which we were engaged in 2005 were the UK Government’s Commission for Africa, climate change, human rights, biodiversity and product stewardship. We support the UK Government’s Extractive Industries Transparency Initiative (EITI) and remain actively involved in helping to promote the EITI in those countries where we operate or have interests.

There were no reported incidents of breaches of Rio Tinto’s political involvement policy during 2005.

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Human rights

Context
The mining industry operates in areas of the world where human rights may be under threat. Our operating companies have a duty to uphold fundamental human rights.

Policy and programmes
We support human rights consistent with the Universal Declaration of Human Rights and Rio Tinto respects those rights in conducting the Group’s operations throughout the world.
     Our commitment rests on a firm foundation of respect for our legal obligations. We are variously subject to relevant laws of the United Kingdom and Australia, where Rio Tinto plc and Rio Tinto Limited have their registered offices; federal and state laws in the United States, where our shares are listed and a number of Group businesses are located; and the laws of many other countries where Group companies are located and operating.
     Rio Tinto has developed guidance on human rights which provides managers with constructive options in dealing with difficult situations. Group companies can direct how employees, contractors and local communities are treated, they have some influence over joint venture partners and suppliers such as security contractors, but limited influence over governments and public bodies. In all cases every effort is made to uphold the Group’s commitment to being a long term stable presence where it operates.
     Rio Tinto believes a mix of mandatory regulation and voluntary commitment provides a robust framework for the protection and promotion of human rights. Each has a part to play; the one can often reinforce the other. Rio Tinto’s Human rights guidance is an illustration of the voluntary approach, generated in response to a company commitment to best practice. The conscientious implementation of the guidance will help to ensure that our operating companies and employees are clearly on the right side of any legal requirements.
     An online human rights training module has been developed for Rio Tinto and it is required training for employees at certain supervisory and management levels across the Group.
     For our managers and employees, the guidelines are not voluntary, but mandatory. Compliance is subject to regular verification through our internal control procedures, which affects our public reporting. Verification procedures are backed by an effective whistle blowing programme, Speak-OUT.

There were no reported incidents of breaches of Rio Tinto’s human rights policy during 2005.

SNAPSHOT

Implementing the Voluntary Principles

Rio Tinto supports the Voluntary Principles on Security and Human Rights issued in 2000 by the US and UK governments, and was involved in the first steps to develop the principles with the aid of non government organisations.
At Rio Tinto respect for human rights is based on support for the United Nations Universal Declaration of Human Rights, respect for human rights provisions enshrined in the laws of countries where the Group operates, and rooted in the approach to local communities set out in our communities policy. That policy is based on the three basic principles of mutual respect, active partnership and long term commitment.	Since before the Group subscribed to the Voluntary Principles, Rio Tinto managers have used policies in our statement of business practice The way we work to develop practical responses to issues of security and human rights.
In April 2002 Rio Tinto published a revised version of The way we work, incorporating specific references to a number of points emerging from the Voluntary Principles. These included use of security personnel, guidelines and restrictions on the use of force, training, and ensuring that equipment and facilities are not misused. This was followed by the publication in October 2003 of a complementary document the Human	rights guidance to provide direction for managers in the field on implementing the human rights policy.
The guidance is much more detailed than the policy. The guidance devotes one of its four main sections to security. It explicitly states that the guidance is drawn from the Voluntary Principles, to which it provides an electronic cross-reference. Rio Tinto has a number of measures in place that seek to ensure that the Voluntary Principles are part of the day to day engagement of Rio Tinto staff at all levels wherever they work.

A geologist looks at a map with local village leaders in Mozambique as part of the exploration process.

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environment

Context
Mining, smelting and associated activities affect the environment with potential implications for land, water bodies, air and ecosystems. Cumulative impacts can have global consequences, such as climate change and ozone depletion. Similarly, there are issues relating to the safe use of metal and mineral products.

Policy and programmes
We aim to manage environmental risks, comply with legislation and internal standards and mitigate the effects that our activities have on the environment. This approach is adopted at each stage of the mining cycle including exploration, development, operation and closure, as well as acquisition and divestment, with a clear objective to continually achieve improvement in our Group wide environmental performance.
     We develop environmental strategies and guidance for our businesses to ensure our position and expectations are clear and consistent across the Group and we demonstrate corporate leadership on key issues. Engagement with host communities, governments, customers, suppliers and others is a vital part of our approach to better understand and minimise the impact on the environment of our activities.
     Rio Tinto engages in scientific, regulatory and political arenas, as part of panels and working groups, seeking to influence public policy and regulation that have the potential to limit market access or restrict product uses in ways that constrain sustainable development. In Australia, for example, we are working with government to develop a strategic framework for water management. In the European Union, Rio Tinto has been active in contributing to the development of scientific data required to inform regulatory processes.
     We provide assurance to be accountable and transparent to ourselves and to ensure that Group policies are being implemented consistently across each business. The assurance function is also designed to ensure that the information that we collect and report is complete, accurate and relevant. In mid 2005 we commenced audits against the Rio Tinto environment standards, verifying compliance and confirming delivery on our policies at 17 operations. The Group also conducted acid rock drainage reviews at six businesses and commenced reviewing closure management plans against the closure standard, completing 13 reviews in 2005.
     At the end of 2005, 90 per cent of the Group’s operations had a certified ISO14001 environmental management system (EMS) and 90 per cent had implemented the ten Rio Tinto environment standards. These standards help us manage components of our environment programmes: environment management system, air quality control, acid rock drainage prevention and control, greenhouse gas emissions, hazardous materials and contamination control, noise and vibration control, non mineral and mineral waste management, land use stewardship and water use and quality control.
     Rio Tinto believes that emissions of greenhouse gas resulting from human activities are contributing to climate change. Addressing the challenge of climate change will impose costs for greenhouse gas emission abatement and necessitate a change in the way we use energy.
     Our climate change position was revised in 2005 to take into account our improved understanding of this topic.
     Also in 2005, a Climate Change Leadership Panel was established to develop, guide and provide oversight on Rio Tinto’s climate change action plan and to communicate at a high level between business management and Rio Tinto management. A three year action plan was developed in 2005, for implementation during the period 2006 to 2008.
     The plan addresses a 2008 greenhouse emission efficiency target of four per cent improvement from 2003 to 2008; working with customers to improve the use of our products through their life cycle; developing with others technologies to reduce greenhouse gas emissions from our processes; continuing to participate in the ongoing international and national climate change policy debates; and ensuring the specific actions taken add sustainable social, environmental and economic value.
     Mining and processing of materials are energy intensive activities. The world needs a diverse range of energy sources. We strive to improve our energy efficiency at our operations and ensure decisions on technology choice and equipment selection take into account the need to save energy.
     We visited nine operations to conduct energy excellence management studies in 2005, adding to the five completed prior to 2005. These visits have routinely identified energy saving opportunities, some of which are actionable immediately while other projects require significant capital expenditure and have long design and construction lead times.
     In many regions in which we operate our water requirements, particularly freshwater, compete with the local ecological, social and other economic functions. This is particularly the case in arid and semi-arid climates, where water is a precious resource. There is also potential for our operations to impact on the water quality of receiving surface and groundwater supplies.
     Rio Tinto released its water strategy in 2005 to encourage long term planning on water use, identify risks and opportunities and promote better performance. A key part of the strategy was the assessment of water management at 15 key sites to provide businesses with a baseline assessment of their water performance and opportunities.
     The disposal of mineral and non mineral waste has potential environmental and social implications including land disturbance, emissions to the environment and contamination of soil and water bodies. Rio Tinto generates mineral and non mineral wastes during mineral

The leaves of a young maple tree in Autumn, at
the Eagle nickel project in Michigan, US.

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Environment continued

extraction. Mineral wastes include mined rock that contains no economic ore or value, as well as tailings and slag. Most of the mineral wastes are disposed of on site, either back into the pit that they were extracted from or placed in engineered spoil piles, rock dumps or dams.
     Rio Tinto recognises the need for a strategy for effective management of acid rock drainage (ARD), a natural phenomenon caused by weathering of sulphide rock, which can result in acid solution contaminating the soil and water bodies. We minimise the potential for ARD generation through implementation of leading practice in mine planning, operations and waste management. We also regularly assess, using internal and external experts, the risk of ARD occurring at our operations that have potential to produce ARD.
     Non mineral wastes include materials that support mining and processing, including tyres, oils, refractory lining and domestic rubbish. The management of non mineral waste includes re-use, recycling, remediation, incineration, storage or disposal in landfill.
     Rio Tinto implements programmes to ensure our products do not harm people’s health or the environment. We strive to improve our understanding of the implications of the use of our products. We are also working to better understand the recycling potential of our products, in partnership with downstream manufacturers; better understand the future need for metals and minerals; and, promote stakeholder and community engagement in relation to our products. This is in support of our belief that the metals and minerals we produce can be used safely.

Results
Rio Tinto’s 2005 environment results were encouraging. We reduced the number of significant spills. We are either on or ahead of trajectory for the 2008 energy use and freshwater use efficiency targets.
     The total greenhouse gas emissions from Rio Tinto’s operations in 2005 were 27.1 million tonnes of carbon dioxide (CO2), a seven per cent increase from 2004. This increase in emissions is due to new operations, expanding existing operations and external or off site purchased electricity. The Group’s greenhouse gas emission efficiency improved 0.9 per cent from 2003. We are currently behind trajectory to meet the 2008 target of a four per cent improvement, and this will be an area of emphasis in 2006.
      Just under half (13.0 million tonnes CO2) of our total greenhouse emissions were due to purchased electricity. This is the portion of our total efficiency improvement over which we have less control. On site emissions are primarily due to the consumption of fuels, explosives, electricity generated on site, coal seam gases and land clearance emissions.

Our energy efficiency improved significantly in 2005 and we are now on track to achieve the 2008 energy use efficiency target of five per cent. Total energy use increased from 232 petajoules (PJ) in 2004 to 246 PJ in 2005.
     Our freshwater efficiency improvement is most encouraging. In 2005 our efficiency improvement, compared to 2003, was 12.5 per cent. The Group’s total freshwater withdrawn decreased by six gigalitres (GL) to 373 GL from 2004 to 2005, despite increased production at many operations.
     Total mineral waste produced in 2005 was 1,737 thousand tonnes, compared to 1,790 in 2004. Ninety two per cent of mineral waste is generated from mining activities in the form of waste rock and overburden, which is mostly reshaped and rehabilitated. Total non mineral waste in 2005 was 0.30 million tonnes, compared to 0.26 in 2004.
     There were eight significant environmental incidents in 2005, a reduction from 16 in 2004. Two of these were spills. Fines for penalty infringements of environmental regulations involved three operations and totalled US$67,900 (2004: US$53,800 at three operations).
     This includes a fine of US$57,204 for an incident in 2004 at Energy Resources of Australia’s Ranger operation relating to a breach of radiation clearance procedures for equipment leaving site.

GROUP GREENHOUSE GAS EMISSIONS AND ENERGY USE

Total greenhouse gas emissions efficiency changes compared to 2001 (%)	Energy efficiency changes compared to 2001 (%)

The amount of energy consumed and greenhouse gases generated varies across Rio Tinto’s operations, governed predominantly by commodity type and mining and processing methods. Measurement is standardised across the Group to allow comparison between, for example, the energy used to produce carats of diamonds with tonnes of iron ore. Efficiency targets are set to promote improvements in underlying operational results.

Nature corridors are designated throughout Comalco’s Weipa mine to preserve water swamps and other environmentally important areas. Signs warn drivers to be aware of wildlife such as dingoes, kangaroos and scrub turkeys.

26	Rio Tinto 2005 Sustainable development review

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SNAPSHOT

Persistence cleanses Wabush Lake

In 1999, the Iron Ore Company of Canada (IOC) embarked on a detailed options identification and assessment programme to recommend a tailings management system that would ensure compliance with new Canadian federal legislation relating to tailings management and disposal. At the same time IOC made a commitment to the local community to restore the ecological and recreational values of Wabush Lake by eliminating red water. This is a commitment made by IOC to the community; there is no regulatory requirement on red water.
     Red water is the colloquial name for the reddish discolouration of lake water that results from the presence of fine (colloidal) iron stained quartz particles present in tailings. Since operations began in the early 1960s, IOC has deposited tailings into a designated portion of Wabush Lake in accordance with Newfoundland and Labrador provincial lease lot authorisations. This practice has increased the turbidity of the downstream waters, affecting the ecology and reducing the social and recreational value of the lake.
     Approximately 70 on land and in water options for tailings and red water management were evaluated over a six month period during 1999. An external advisory group provided guidance during this process, several public consultations were held with stakeholders and third party technical reviews were conducted to ensure the preferred option met all requirements under the law and also complied with IOC’s goals to improve the ecological and recreational values of Wabush Lake.
     The preferred solution, agreed to by all stakeholders, was to consolidate tailings effluent to a single point discharge within a confined tailings impoundment area within the lake. The impoundment would be defined through construction of a 15 kilometre long rockfill dike to isolate the tailings impoundment from the rest of the lake. The dike would act like a large horizontal clarifier and provide the appropriate time and flow conditions to allow the fine tailings to settle within the dike thus reducing the lake turbidity.
     Under the agreement negotiated with Environment Canada and the Department of Fisheries and Oceans, the proposed rockfill dike would be constructed immediately to the north of the current tailings beach area and provide sufficient storage capacity for 50 years of mine life.
     Flocculation was identified as a possible option in 1999 but was rejected due to technical limitations. However, IOC recognised the potential of flocculation to further minimise the ecological footprint and provide a more environmentally friendly and long term sustainable solution than the approved rockfill dike project.

In 2002, IOC initiated a research and development project to optimise its tailings management programme. The intent of the project was to further reduce the ecological footprint of the tailings deposition area and to provide rapid clean up of the lake through elimination of red water. The resulting project, completed in 2005, and conducted with the support of Rio Tinto Technical Services (TS), has made significant progress towards solving the industry wide environmental problem of red water.
     IOC contracted flocculation experts within TS to identify the cause of the red water and further investigate whether in-line flocculation was feasible. TS and IOC conducted a staged programme from laboratory to pilot to full scale. The result was that a four month full scale flocculation trial in 2004 clearly demonstrated significant improvements to lake water quality, removing the suspended colloidal material that produced the red hue.
     IOC is currently negotiating with the Government of Canada for approval of the revised tailings management programme, which will provide a better environmental outcome than the original dike based project and ensure the long term sustainability of the Wabush lake ecosystem.

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Sustainable development needs the underpinning of a sustainable economy. This should be considered when measuring economic contribution to sustainable development, so the focus encapsulates more than just profit distribution or expenditure on social programmes and donations. Although significant, these areas account for only a small fraction of Rio Tinto’s contribution.
      A way into understanding the full economic impact of a company is to look at its gross turnover. Rio Tinto’s was US$20.7 billion in 2005, a 43 per cent increase from the previous year. This increase can be explained primarily by record volumes of production in most products and strong commodity prices.
     While this interpretation is appropriate at company level, care should be taken when aggregating total revenues across different industries in a national economy. Some outputs are inevitably counted more than once, eg iron ore that goes into steel plus steel that goes into car manufacture. It is more accurate to measure the economic contribution of a business in terms of “value added”.
     Value added represents the value that a firm has added to the materials and services it has bought in. It is calculated as the difference between a firm’s gross turnover and its payments to suppliers. Value added can also be calculated as the sum of payments to employees, taxes and royalties, interest payments, dividends, retained profits and depreciation. Total value added by Rio Tinto was US$ 12.7 billion in 2005, or 61 per cent of the Group’s gross turnover.
     Wages and salaries paid in 2005 totalled US$2.3 billion*. Most of these payments took place at the local level of our operations. Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice. Last year, Rio Tinto employed a total of 32,000 people around the world.
     In 2005, the Rio Tinto’s tax and royalty charge was $3.1 billion*. Rio Tinto also generates an important income stream to governments through indirect and other taxes such as employee taxes, social security contributions or custom duties. The full amount of taxes directly or indirectly paid by the company was US$ 2 billion during 2005, which is lower than the charge figure reported above. In many countries where Rio Tinto operates,

Our economic

*This information includes the Group’s share of financial data relating to equity accounted units.

28	Rio Tinto 2005 Sustainable development review

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contributions count

A primary school class at Leboneng School, an education centre supported by the Palabora Foundation.

Rio Tinto 2005 Sustainable development review	29

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Economic contributions continued

tax payments are largely based on the preceding year’s profits. Where this is the case, payments will not catch up with the increased profits of 2005 until next year.
     Modern mining is highly capital intensive and this is reflected in the payments to the providers of capital, which were US$1.5 billion in 2005: 78 per cent in dividends and 22 per cent in interest payments and financial items. Rio Tinto paid US$1.1 billion in dividends in 2005 and has declared a further ordinary dividend and special dividend payment in respect of 2005, of US$0.5 billion and US$1.5 billion respectively. The dividends declared are payable in April 2006. Rio Tinto’s dividend was paid mostly to institutional shareholders concentrated in the UK, North America and Australia.
      Although excluded from the calculation of value added, payments to suppliers constitute a strong additional benefit to the economy, generating employment and creating wealth in other sectors, and constituting a direct channel for knowledge diffusion that can assist in upgrading domestic suppliers, particularly important in developing countries. In 2005, Rio Tinto’s demand for materials, facilities and services was equivalent to US$8 billion, or 39 per cent of the Group’s total turnover.
     Capital expenditures represent additional investment injected into the economy. Capital expenditure in 2005 was US$2.5 billion, 13 per cent higher than in 2004. Frequently, the local component of capital expenditure is high during construction (in inputs such as labour and materials) and diminishes during operating years.
     In 2005, Rio Tinto businesses supported over 2,000 socio economic programmes. These covered a range of activities including health, education, business development, housing, environment and agriculture. Last year, Rio Tinto directly invested an estimated US$93.4 million in communities related to our business, which encompassed commercial and business development initiatives, charitable gifts, management costs as well as legally binding agreements for payments to trusts, funds and foundations.

Northparkes Mines in Australia has around 3,000 hectares of farmed land and grows a variety of crops including barley, canola, wheat and legumes. Farming projects are part of the mine’s sustainable development programme.

Total economic contribution by region 2005 (US$ million)	Direct and indirect tax payments by region 2005 (US$ million)

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Total economic contributions 2005 (%)	Geographic distribution of supplies 2005 (%)	Geographic distribution of labour payments 2005 (%)	Geographic distribution of taxes and royalties 2005 (%)

*Reinvested encompasses: Depreciation; Amortisation of discount on provisions Earnings attributable to outside shareholders; and Retained earnings

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Land access

SNAPSHOT

Improving land use before mining

In 1986, Rio Tinto acquired a research permit to investigate a potential mining area in Madagascar for heavy minerals. A commercial deposit was found near Fort Dauphin in southeast Madagascar, containing the heavy minerals ilmenite and rutile, feedstocks for titanium dioxide manufacturing.

Over more than 15 years, QIT Madagascar Minerals (QMM), 80 per cent owned by Rio Tinto and 20 per cent by the Government of Madagascar, has evaluated the project area's mineral potential as well as the potential social and environmental impacts of mining. A decision was made in 2005 for development of a large scale mine representing a US$585 million investment in Madagascar and the creation of employment for thousands of people.

The area has little mining tradition – mica is mined nearby but there are no modern commercial mines – and extreme poverty is widespread. Above the mineral deposits lies a complex littoral forest ecosystem with many important variations in biological diversity, forest structure, and endangered species. For many years these forests have been exploited in an unsustainable way by local people to obtain food, building materials, charcoal, and fuel. The original forest is present only in small remnants today, and the pressures on the forest and related natural resources continue.

After several years of assessing the project area in the context of its mineral potential and the impacts that mining operations could have on the region, QMM decided to pursue a fully staffed social and

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for mines and communities

Context
To mine and process our products, we need to access and use land on a temporary basis. This may compete with other uses and will change habitats that affect the survival and distribution of plants and animals.

Policy and programmes
We seek the widest possible support for our proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
     Our objectives include managing land in a sustainable manner in consultation with local communities from exploration through planning, construction, operation and closure of operations. On the land we use we seek to maintain ecosystem functions, biodiversity and habitat. We try to ensure continuing community access where possible to maintain cultural connections and social function of the land, and we plan for closure of the site to create viable land uses.
     Our biodiversity strategy provides a framework to address the interests and concerns of several interest groups including traditional landowners, local communities, NGOs, regulators, and the scientific community. It also supports Rio Tinto’s leading role in the biodiversity work of the International Council on Mining and Metals (ICMM) and our own partnerships with key NGOs.
     The elements of the strategy include a position statement, guiding principles, and a guidance document for our operations. Strategic partnerships with organisations such as Royal Botanic Gardens, Kew, helped us to develop our biodiversity strategy, which is available in full on our web based Sustainable development review.
     We seek to engage in conservation strategies with communities and other stakeholders because irrespective of how committed or successful our conservation efforts are internally, our operations exist as part of the local ecosystem and the loss of biodiversity in the wider area could negate our successes.

Results
 In 2005, 26 per cent of the 1,459 square kilometres disturbed by our activities had been rehabilitated. The amount of land rehabilitated in 2005 increased by four per cent to 376 square kilometres from 2004 to 2005. The remaining deficit is being managed by using our Land Use Stewardship Standard and associated guidance, as well as legislation, community expectations and agreed future land use.

Rio Tinto’s footprint at the end of 2005 (km2)

1,459		Total footprint
	1,083	Land disturbed
376		Land rehabilitated

Rio Tinto disturbed 50km2 and rehabilitated 17km2 in 2005 (2004: 55km2 disturbed and 19km2 rehabilitated).

Titanosaurius dinosaur remains were found on the Potasio Rio Colorado mining lease site in 2004. They were carefully excavated by experts before being taken to the natural history museum in the local town of Marlargue in Argentina.

environmental programme. It did so in collaboration with other organisations such as Royal Botanic Gardens, Kew, Earthwatch, the Smithsonian Institute, Missouri Botanical Gardens, various universities, the national and regional governments in Madagascar, and local residents. Long before mining operations are due to start in 2008, QMM has achieved the following:			data on the social environment and how it interacts with the natural environment.	•	Conducted full scale trials of rehabilitation methods and ecological ecosystem restoration.
		•	Consulted extensively with villagers to determine their concerns and how to address them.	•	Built schools, clinics, and wells in the rural area around the mining site.
		•	Conducted basic research and monitoring on the biodiversity of terrestrial and aquatic ecosystems.	•	Established an international biodiversity committee with ten members, which has met regularly since 2000.
		•	Established conservation zones, with the
•	Established an Ecological Research Centre, completed in 1998 within the first proposed mining area, Mandena. Smaller stations were set up in the two other mining areas, Petriky and Ste-Luce. The centre includes a plant nursery, seed treatment station, restoration trials, and an information and education centre.		cooperation of all stakeholders, to protect 720 hectares of key ecosystems within the mining area.	The Madagascar programme represents one of the most far reaching engagement efforts that Rio Tinto has pursued, from the point of view of the complex inter-connections between mining operations, environmental conditions, and the social and economic situation. Along the way, Rio Tinto is learning many new ways of working with partners in the region and learning how mining can facilitate a more sustainable environment.
		•	Investigated restoration techniques for degraded ecosystems.
		•	Created a tree nursery with a capacity of 170,000 trees per year, and sustainable plantations (planting 100 hectares per annum)
•	Conducted basic research and collected		that will supply communities with fuelwood and charcoal.

Rio Tinto 2005 Sustainable development review	33

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Engaging

Civil society has increasing expectations of business in relation to environmental management, community needs and corporate social responsibility generally.

Our position and programmes
We need to understand the issues that concern our stakeholders and build that knowledge into the management of our business.
     Our approach to corporate social responsibility rests on two pillars: understanding the issues which our stakeholders regard as our primary responsibilities, and closely engaging with appropriate organisations and individuals to ensure that the Group’s policies and practices reflect stakeholder expectations as well as our own business interests.
     The primary means for this is through partnerships with environmental, educational and community based non government organisations (NGOs) under our global partnership programme. We recognise that many voluntary organisations and NGOs have a serious interest in what we do and how we do it. The Rio Tinto global partnership programme currently involves 20 organisations.
     Among them are BirdLife International (birds are an indicator of environmental health and biodiversity), conservation organisations such as the Earthwatch Institute and WWF Australia, the Eden project in the UK (promoting the sustainable use of resources), and the Royal Botanic Gardens, Kew, UK (to improve environmental management through practical scientific work).
      The partnership programme places strong emphasis on forming active relationships. We not only provide funds but, just as importantly, contribute technical and business management skills and participate in the planning and implementation of each project. We choose community partnerships that are integral to our business and that are undertaken by organisations with which we share some common aims and objectives. The governing factor is that the partnership fits our business focus.
      In addition to partnerships, of earlier origin are trusts and foundations set up by our businesses as vehicles for community development. They are a cooperative way of sharing with community leaders the control of community relations and development. They are funded by the operation and often by other entities with an interest in the foundation’s activities, such as governments and other companies. In addition there may be partnerships between the foundation and other charities and trusts such as the Palabora Foundation’s relationship with the Nelson Mandela Children’s Fund in South Africa.

The Princess of Wales conservatory and grass garden at the Royal Botanic Gardens, Kew, one of Rio Tinto’s corporate partners.

34	Rio Tinto 2005 Sustainable development review

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SNAPSHOT
Comalco helps research Barrier Reef

Comalco and The Great Barrier Reef Research Foundation have formed a partnership – Future Reef – to support research based initiatives to protect the Great Barrier Reef off the east coast of Australia. This famous reef is the largest World Heritage Area, covering 35 million hectares and generating A$5 billion per year to the Australian economy through associated industries. Both partners believe that climate change is the most critical issue affecting the long term survival of the reef.
“We hope to learn more about climate change and that the experience will encourage us to drive energy efficiency across our whole business with even greater determination,” said Oscar Groeneveld, Comalco’s chief executive and Rio Tinto’s head of Aluminium. Comalco has committed A$1 million over four years to two reef research programmes that will be overseen by the foundation and run by the	University of Queensland’s Centre for Marine Studies.
     The first is the four year Ocean Acidification Research Programme, the world’s first significant investigation into the impact of increased concentrations of carbon dioxide (CO2) in the ocean and on the Great Barrier Reef. The programme will be carried out at the university’s Heron Island Research Station near Gladstone where scientists will collect data from large mesocosms (aquariums) simulating the reef environment. Each mesocosm will be filled with reef organisms and exposed to different levels of carbon dioxide concentration. The research will include monitoring of water chemistry and the effect of CO2 on coral health and marine organisms.
The second programme is Reef Searchers, a four year employee participation programme, where employees from the Group's Australian operations will	work alongside reef experts at the Heron Island station to collect baseline data for the research project. One hundred and twenty employees will take part in 12 expeditions over four years. Employees will work alongside scientists to collect and analyse samples from the reef surrounding Heron Island to provide a comparative dataset to the mesocosm findings.
     Employee involvement over four years represents a significant in kind contribution to the research as the cost of this exercise would normally be prohibitive. The first expedition visited Heron Island in early 2006.
Comalco’s footprint in Queensland is almost exactly aligned with the reef, through which the company ships its products and raw materials. Comalco’s main assets are concentrated around Gladstone – the gateway to the reef.

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Sustainable development data

Issues	2003	2004	2005

Social
Employees	36,000	32,000	32,000
Fatalities	6	1	2
Lost time injury frequency rate (LTIFR)	0.73	0.65	0.56
All injury frequency rate (AIFR)	1.63	1.51	1.35
New cases of occupational illness (per 10,000 employees)	107	73	54
Community standard	Development	Implementation	4 site managed
			assessments completed
Leadership panels	Safety	Safety, SD	Safety, SD and
			Climate Change

Environment
Environmental Management System (EMS ISO 14001 or equivalent)
certification (% operations)	64	72	90
Significant environmental incidents	16	16	8
Significant spills	8	4	2
Energy use (PJ)	229	232	246
Energy use efficiency (% improvement from base year (2003))	Base year (0)	0.2	2.7
Total greenhouse gas emissions (MT CO2 –e)*	24.6	25.3	27.1
Onsite greenhouse gas emissions (MT CO2 –e)**	12.8	13.3	14.0
Greenhouse gas emission efficiency
(% improvement from base year (2003))	Base year (0)	-0.7	0.9
Freshwater withdrawn (GL)	411	379	373
Freshwater withdrawn efficiency	Base year (0)	-0.7	12.5
(% improvement from base year (2003))
Land disturbed (hectares)	1,081	1,068	1,083
Land rehabilitated (hectares)	328	363	376
Waste generation – mineral (million tonnes)	1,642	1,790	1,737
Waste generation – non mineral (thousand tonnes)	301	255	303

Economic***
Gross turnover ($ billion)	11.8	14.5	20.7
Underlying earnings ($ billion)	1.4	2.3	5.0
Capital expenditure ($ billion)	1.7	2.2	2.5
Total value added ($ billion)	6.3	7.6	12.7
Wages and salaries paid ($ billion)	1.8	2.1	2.3
Taxes and royalties paid ($ billion)	1.2	1.5	3.1
Dividends declared for year ($ billion)****	0.9	1.1	2.5
Community contributions ($ million)	70.4	87.8	93.4
Fines and prosecutions (HSE) ($ ‘000)	286	330	214
Production by principal commodity
– Alumina (‘000 t)	2,014	2,231	2,963
– Aluminium (‘000 t)	817	837	854
– Bauxite (‘000 t)	12,316	12,828	15,474
– Borates (‘000 t)	559	565	560
– Coal (‘000 t)	148,750	157,437	153,638
– Copper – mined; refined (‘000 t)	867 ; 349	753 ; 333	784 ; 315
– Diamonds mined (‘000 ozs)	33,272	25,202	35,635
– Gold – mined; refined (‘000 ozs)	2,731;308	1,552;300	1,726;369
– Iron ore (‘000 t)	102,613	107,757	124,494
– Lead (‘000 t)	3.18	11.2	11.9
– Molybdenum (‘000 t)	4.6	6.8	15.6
– Salt (‘000 t)	4,633	4,792	5,507
– Silver – mined; refined (‘000 t)	18,311; 2,963	14,830;3,344	14,926;3,538
– Tin (‘000 t)	1,357	1,443	1,412
– Titanium Dioxide Feedstock (‘000 t)	1,192	1,192	1,312
– Uranium (‘000 t U3 O8 )	5,158	5,974	6,582
– Zinc (‘000 t)	113	73.8	37.2

*Forty eight per cent due to indirect emissions from off site energy purchases (ie purchased electricity and steam) (based on the World Business Council for Sustainable Development (WBCSD) greenhouse gas protocol, Scope 2 emissions)
**The onsite emissions are those over which Rio Tinto has management control
***2003 data stated under UK GAAP, 2004/05 data stated under International Financial Reporting Standards (IFRS). All figures are US$.
****Under IFRS, dividends are accounted on a cash basis. Dividends paid in the year have been as follows (2003: $0.8 billion, 2004: $0.9 billion, 2005: $1.1 billion)

36	Rio Tinto 2005 Sustainable development review

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Global Reporting Initiative checklist

This is the first year that Rio Tinto has reported in accordance with the 2002 GRI Sustainability Reporting Guidelines (and 2005 Mining and Metals Sector Supplement indicators) and our report takes into account the assessed risks identified by the business. Our website (www.riotinto.com/se) provides a GRI index with a full overview of our ‘in accordance’ reporting.

Reporting in accordance with global reporting initiative 2002 sustainability reporting guidelines

	Section	Themes	Level of reporting

Vision and strategy	1.1, 1.2	Company activities, company contribution to sustainable	2/2
development

Profile	2.1-2.22	Organisational profile, report scope, report profile	22/22

Governance structure	3.1-3.20	Structure and governance at board level, stakeholder engagement,	20/20
and management		management systems
systems

GRI context index	4.1	Table identifying location of each element of the GRI Report Content	1/1

Performance indicators	5

Economic performance	EC1-EC10	Direct impacts on: Customers, suppliers, employees, providers of	5/10	3/10	2/10
capital, public sector

Environmental	EN1-EN16,	Materials, energy, water, biodiversity, emissions, effluents, waste,	14/17	3/17
performance	EN23	products and services, compliance

Social performance	LA1-LA11	Labour practices: Employment, labour/management relations,	7/11	2/11	2/11
health and safety, training and education, diversity and opportunity

	HR1-HR7	Human rights: Strategy and management, non discrimination,	3/7	4/7
child labour, forced and compulsory labour

	SO1-SO3	Society: Community, bribery and corruption, Political contributions	3/3

	PR1-PR3	Product responsibility: Customer health and safety, products and	1/3	2/3
services, privacy

Mining and Minerals	MM1-MM13	Revenue capture and distribution, biodiversity, materials, materials	13/13
Sector Supplement		stewardship, mining and mineral processing waste, community, resettlement, closure, land rights, health and safety

Fully reported

Partially reported (Only part of the indicator may be relevant or working towards fully reporting in the future)

Not reported (Not relevant, commercially confidential or committed to future reporting)

Rio Tinto 2005 Sustainable development review	37

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Assurance and verification

To be accountable and transparent we provide assurance – for ourselves and others – that Group policies are being implemented consistently. Accordingly, Rio Tinto’s social and environmental assurance programmes are integrated from board level down to individual businesses and operations. Our assurance process has four main components:

•	External assurance of the content of Rio Tinto’s 2005 Sustainable development review.

•	External verification of the selected data and associated reporting processes included in the Review.

•	A strong internal assurance process of audits, self assessments, reviews and reporting.

•	Direct liaison by individual businesses with their local communities regarding the content of the local Social and environment reports.

The overall objective of the external assurance and verification components is to enhance the transparency and accountability of Rio Tinto’s performance on social and environmental issues by providing assurance that the material in the Sustainable development review is relevant, complete and accurate, and that, in particular, Rio Tinto’s policies and programmes are reflected in implementation activities at operations.
     In 2005, Environmental Resources Management (ERM) undertook both the external assurance and data quality verification of our Review4 – their statement is on page 40. In addition, ERM carried out an assessment of the robustness and adequacy of selected elements of one of Rio Tinto’s key internal assurance processes, the Internal Control Questionaire (ICQ). ERM and Rio Tinto have agreed to a set of guiding criteria to prevent conflict of interest between ERM’s assurance activities and other work undertaken for Rio Tinto by ERM.
     We believe that it is important to learn from our assurance and verification activities. The recommendations made by ERM in the 2004 Social and environment review have been assessed, and actions taken during 2005 to address them are described in detail in the web based Review.

4ERM‘s fees for this work in 2005 were £265,408 (exclusive of local taxes and VAT).

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Our response to recommendations in 2004

The external assurance and verification of our 2004 Sustainable development review resulted in a number of recommendations. These, along with our response and any actions taken, are provided below.

ERM recommends that Rio Tinto:	Rio Tinto response

Reports more explicitly on how major issues covered by The way we work, such as climate change, affect its business performance and what is being done to address the associated risks and opportunities at Group level.	•	Details of programmes and initiatives that support each of the policy areas covered by The way we work are provided on the Rio Tinto website.
	•	In the area of climate change:
		i	We respond to the FT500 Carbon Disclosure Project (CDP) questionnaire.
		ii	We established a Climate Change Leadership Panel and drafted a climate change action plan that requires all businesses to address risks and opportunities across the value chain.

Provides more information on performance in relation to community dependency, closure impacts, employment of indigenous community members and availability of skilled workers, and how key challenges are being addressed.	•	All businesses are required to update and fully cost closure plans. These plans are being progressively reviewed to identify any gaps against the closure standard.
	•	A closure diagnostic tool with a strong social component has been developed.
	•	Businesses seek to actively increase indigenous employment through training and development programmes.
	•	Businesses have increased focus on developing workforce plans to identify skill needs and the dynamics of labour supply and demand.

Continues to develop indicators to monitor performance, particularly for employment and communities.	•	All businesses are required to complete on a rolling three year basis site managed assessments of social and community programmes.
	•	In a pilot project, data is being gathered on employee skills and competencies to improve performance monitoring and the identification of future leaders.

Continues to develop programmes to ensure full implementation of the policies in The way we work across all operations, in particular communities and sustainable development.	•	Operational plans are required to include community commitments such as local employment, training targets and resources.
	•	Corporate community assessments and feedback on five year plans continue. Evidence of greater site wide integration of communities planning will be explicitly sought.
	•	Rio Tinto’s Sustainable Development Leadership Panel will “help leaders in the businesses plan and implement sustainable development actions” and “sponsor the development of common tools and systems to promote rapid adoption, implementation and spread of good sustainable development practice”. Examples of tools developed so far include sustainable development decision making criteria, a portal and forum for communication, and related training material.

Determine what data uncertainty means for Rio Tinto.	•	In 2005, the approach to uncertainty analysis, previously applied to greenhouse gas emissions, freshwater withdrawn and fluoride emissions, was extended to other inventories including land disturbed, land rehabilitated, land footprint, sulphur dioxide emissions, mineral waste, non mineral waste, total water withdrawn and recycled water.
	•	Fluoride emissions and freshwater withdrawn uncertainties were recalculated following additional work to understand and refine various measurement techniques at operations.

The Respina talc mine in Spain, part of the
Luzenac group.

Rio Tinto 2005 Sustainable development review	39

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Environmental Resources Management statement

Assurance statement

Environmental Resources Management Limited was appointed by Rio Tinto on behalf of the Board Committee on Social and Environmental Accountability (CSEA) to undertake an external assurance assessment of its 2005 Sustainable development review.
     This is the fourth year of our involvement as an external assuror with Rio Tinto. At the request of the CSEA, this year we based our exercise on Rio Tinto’s primary internal assurance mechanisms for implementation of the group’s non financial policies, incorporated in The way we work.
     During the period July 2005 to February 2006 we conducted the following tasks:

•	Desk based screening of selected performance data for all 88 of Rio Tinto’s managed operations (organised into 38 organisational units) to identify a sample of locations to visit and selected management processes (ie ‘control’ mechanisms) to test;

•	Assessments at 12 operations and nine business units to test these controls;

•	Review of data collection and internal verification processes for health, safety and environment data at corporate offices in the United Kingdom and Australia; and

•	Review of the content of the 2005 Sustainable development review, to assess its completeness, relevance, responsiveness and accuracy.

Overall assessment
Based on the assurance activities undertaken, in our opinion, this Review presents fairly, and in all material respects, the major social and environmental issues facing Rio Tinto. ERM, therefore, considers that the 2005 Sustainable development review is a complete, relevant, responsive and accurate representation of Rio Tinto’s programmes and performance. From our review we have made the following observations, findings and recommendations.

Key observations
Several businesses and operations assessed by ERM demonstrated that sustainable development is an integral part of their business objectives, targets and decision making. Some include sustainable development considerations in capital expenditure allocation and project approval, and demonstrate strong leadership commitment. However, for a few of the operations and business units we visited, the practical interpretation of the sustainable development concept is not fully defined, with formal programmes and strategies at an early stage of development.
     The majority of the businesses and operations we reviewed have appropriate controls in place to maintain compliance with The way we work and to manage the non financial risks they face. We identified several with potential weaknesses in their compliance programmes for environment, occupational health, community and cultural heritage, largely due to regional challenges in filling specialist staff positions within the natural resources extractive and processing sector in the present labour market.
     Most businesses and operations visited demonstrated that they have robust processes in place to manage transparent disclosure of company information, with formal mechanisms for handling complaints such as Speak-OUT, grievance procedures and community hotlines. At only one location did we identify that controls for public disclosure of information needed updating (specifically relating to its social development foundation).
     Overall, the commitments within
The way we work are well integrated into core business processes and material non financial incidents are reported in a timely manner. For the businesses and operations where greater integration is required, web based training provided by the Group is helping to ensure that employees have a full understanding of these requirements. Further effort is needed to fully embed programmes and standards around community relations, closure, occupational health and sustainable development.
     In all cases where shortcomings were identified they were brought to the attention of local operating management.

Detailed findings
We have grouped our detailed comments in line with the key stakeholder expectations set out by Rio Tinto in this review:

Safe and healthy work practices: Safety standards are consistently implemented across the Group, with a range of comprehensive controls in place. Several businesses and operations assessed by ERM are implementing advanced programmes focusing on behavioural safety and safety culture improvement. Implementation of Occupational Health Standards is ongoing. There was evidence of differing interpretations of full implementation of these standards between some of the operations we assessed, leading to some variability in internal reporting on this issue.

Environmental stewardship: Mature management and reporting processes are in place in relation to environmental stewardship, and we found these to be consistently implemented across the Group, with broadly accurate reporting from operations to corporate.

Good indigenous and community relationships:
There is significant focus on achieving full

implementation of the Community Standards, with businesses and operations at varying stages of completion. While most have the priority elements in place, several of the operations assessed need to further engage stakeholders to update community plans in order to meet Rio Tinto’s standards.

Economic and social sustainability: Long term planning for closure is one of the key sustainability challenges facing many operations. Most operations are maintaining effective closure strategies and plans. However, in some cases there is a need for further stakeholder engagement with local communities and key opinion formers to ensure the long term sustainability of areas in which Rio Tinto operates.

Concern for climate change: Significant efforts are being made across the Group to address climate change issues, including the formation of a Climate Change Leadership Panel. However, a large proportion of the businesses and operations assessed by ERM are finding it difficult to meet their greenhouse gas reduction contributions towards Group targets, particularly in such challenging supply environments. The Group implications of this are accurately reported in the review.

Overall recommendations
We recommend that Rio Tinto:

•	Provides additional guidance to businesses and operations on the expectations of full implementation, in particular with regard to Occupational Health, Closure and Community standards, supported by additional corporate level internal verification;

•	Focus on change management and succession planning across those parts of the Group where high staff turnover is prevalent in order to ensure ongoing compliance with The way we work;

•	Provides more technical support to operations to deliver their local contributions to Group greenhouse gas reduction targets; and

•	Drives practical implementation of recently developed sustainable development decision making criteria across the Group.
Provides case studies within future reviews illustrating how these criteria have been used in the creation of business value.

Environmental Resource Management (ERM) January 2006

40	Rio Tinto 2005 Sustainable development review

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Designed by Tor Pettersen & Partners.

Printed in England by St Ives Westerham Press to ISO 14001 environmental standards. The paper is manufactured to ISO 14001 environmental standards using a mixture of recovered fibres and other fibres from sustainable sources, the pulps used are either elemental or totally chlorine free. The inks used in the printing of this report are vegetable based. Printed in Australia by The Craftsman Press. Cover image: The Oquirrh Mountains and foothills in springtime, Kennecott Utah Copper Company and Kennecott Land Company. Photography by Darrin Elwood. Photography by Antony Bannister, Orde Eliason, Ian Macaulay, Pete Oxford and kind permission of Argyle Diamonds, Luzenac, Pilbara Iron, Royal Botanic Gardens, Kew and The University of Queensland Centre for Marine Studies. © Rio Tinto plc and Rio Tinto Limited.

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Sustainable development review
Through this Review and our more detailed web based Review at www.riotinto.com/se, our aim is to provide a comprehensive account of our social and environmental policies, programmes and results. We would appreciate your help in assessing whether we have accomplished this. Your comments will help to shape the content of future reviews. Contact us with comments or questions on any aspect of our performance.

Please use the feedback options on the website, or write to:
Andrew Vickerman head of Communication and Sustainable Development
or
Elaine Dorward-King head of Health, Safety and Environment

at	or
6 St. James’s Square	55 Collins Street
London SW1Y 4LD	Melbourne
England	Victoria 3001
Australia
Phone: + 44 (0)20 7930 2399	Phone: + 61 (0)3 9283 3333
Fax: + 44 (0)20 7930 3249	Fax: + 61 (0)3 9283 3707

For convenience only, the expression “Rio Tinto” is used to describe Rio Tinto plc, Rio Tinto Limited and their subsidiary and affiliated companies even though these companies are independently managed, separate, and distinct entities.